

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

<u>Via E-mail</u>
Marco Moran
President and Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

> **Re: Convenientcast, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed February 23, 2012**
> **Response Letter dated February 22, 2012**
> **File No.001-32032**

Dear Mr. Moran:

　　　We issued a comment letter to you on the above captioned filing on March 19, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 18, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

　　　If you do not respond to the outstanding comments or contact us by April 18, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

　　　Please contact Raquel Howard at (202) 551-3291 with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/Tia L. Jenkins

　　　　　　　　　　　　　　　　　　Tia L. Jenkins
　　　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　　　　　Office of Beverages, Apparel and
　　　　　　　　　　　　　　　　　　Mining

cc: <u>Via E-mail</u>
　　　　Harold P. Gewerter, Esq.